UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: April 25, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President

Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA REPORTS FIRST QUARTER 2002 RESULTS

- EBITDA Increased 6.4% -
- Net Income Increased to Ps. 66,388 thousand -
- TV Broadcasting Margin Increased to 34.2% -
- Ratings and Audience Share Showed Strong Improvements -

- **EBITDA margin** increased to 24.7% in the first quarter of 2002, from 22.8% in the same period of last year, due to a 3.0% reduction in total cost of sales representing Ps. 2,604,580 thousand and a 7.5% reduction in operating expenses. Net sales decreased 1.6% to Ps. 4,347,414 thousand due to the difficult economic environment and the appreciation of the Mexican peso as compared to the U.S. dollar. However, Television Broadcasting net sales increased 1.0% in the first quarter of 2002 as compared to the first quarter of 2001, which was consistent with our guidance.

- In the first quarter of 2002, **net income** increased to Ps. 66,388 thousand compared to a net loss of Ps. 130,837 thousand in 2001's comparable period.

- National urban **ratings** and **audience share** reported by IBOPE confirm that in the first quarter of 2002 ratings substantially increased compared to the fourth quarter of 2001. Prime-time audience share grew from 66.3% to 69.8% and sign-on to sign-off audience share grew from 72.1% to 74.1%. In March 2002, Televisa's programming achieved an impressive 75.0% sign-on to sign-off audience share, reflecting the success of strategic changes the Company began to implement in October of last year and the introduction of new formats. Our networks aired 95 of the 100 highest rated programs in the country during the first quarter of 2002.

- On March 11, 2002, Grupo Televisa became **the first Mexican company to issue 30-year Senior Notes**, demonstrating the strength of the Company's financial profile. The U.S.$300 million 30-year Senior Notes have a coupon rate of 8.50% and were priced at 99.431% for a yield to maturity of 8.553%. The Company used a portion of the proceeds from the Senior Notes to refinance approximately U.S.$276 million of indebtedness outstanding under a one-year bridge loan, into which the Company entered in December 2001 to finance, in part, a U.S.$375 million equity investment in Univision.

- The Company completed the sale of its Music Recording business to Univision in April 2002, and the gain on this disposition will be recognized by the Company as income from discontinued operations in the results of the second quarter of 2002.

Grupo Televisa, S.A., Av. Vasco de Quiroga 2000, Col. Santa Fe, México, D.F.01210

CONSOLIDATED RESULTS

MEXICO CITY, D.F., April 24, 2002 – Grupo Televisa, S.A. (NYSE:TV) today announced results for the first quarter ended March 31, 2002. Results, which are attached, are in thousands of Mexican pesos, have been prepared in accordance with Mexican GAAP, adjusted to pesos in purchasing power as of March 31, 2002, and present the Company's Music Recording operations as discontinued operations (for additional information see "Discontinued Operations"). Financial highlights are as follows:

	Three Months Ended March 31, 2002	2001
Net Sales[1]	Ps. 4,347,414	Ps. 4,417,905
Cost of Sales	2,604,580	2,686,184
Gross Profit	1,742,834	1,731,721
Selling Expenses	346,643	364,896
Administrative Expenses	321,736	357,458
Operating Expenses	668,379	722,354
Operating Cash Flow[2]	1,074,455	1,009,367
Operating Income	733,501	671,309
Integral Cost of Financing	143,159	194,762
Net Income (Loss)	66,388	(130,837)

[1] See "-Results by Business Segment" for information regarding segment results.
[2] Operating Cash flow is defined as operating income before depreciation and amortization.

Net sales

Net sales decreased 1.6% to Ps. 4,347,414 thousand in the first quarter of 2002 from Ps. 4,417,905 thousand in the first quarter of 2001. This was primarily attributable to two factors. First, the effect of the 9.2% appreciation of the Mexican peso compared to the U.S. dollar on foreign currency denominated sales in the first quarter of 2002 as compared to the first quarter of 2001 adversely affected several divisions, particularly the Programming Licensing and Publishing segments. Second, the weak state of the Mexican economy had an adverse impact on sales in the Publishing, Radio and Publishing Distribution segments.

Cost of sales

Total cost of sales decreased 3.0% to Ps. 2,604,580 thousand in the first quarter of 2002 from Ps. 2,686,184 thousand in the first quarter of 2001. The decrease reflects the successful cost reduction measures Televisa has had in effect since last year. Cost of sales in the Television Broadcasting segment decreased 2.7%, due to lower costs related to telenovelas and sitcoms, which was partially offset by costs related to the transmission of the 2002 Winter Olympic Games, "La Copa de Oro" and the recently launched reality television show "Big Brother." Additionally, cost of sales in the Publishing and Publishing Distribution segments decreased.

Operating Expenses

Operating expenses, including corporate expenses, decreased 7.5% in the first quarter of 2002 to Ps. 668,379 thousand from Ps. 722,354 thousand reported in the same period of 2001. The decrease was primarily due to a 10.0% reduction in administrative expenses and a 5.0% reduction in selling expenses, due primarily to the implementation of more efficient procedures in our Television Broadcasting segment and reductions in the employee headcount of our Publishing and Internet divisions.

Operating Cash Flow

Operating cash flow increased 6.4% to Ps. 1,074,455 thousand in the first quarter of 2002 from Ps. 1,009,367 thousand reported in the same period of 2001. Operating cash flow margin for the first quarter of 2002 increased to 24.7% from 22.8% in the same period of last year.

Operating Margins

Operating margins increased 9.3% in the first quarter of 2002 to 16.9% from 15.2% in the same period of 2001. The increase was primarily due to the decreases in cost of sales and operating expenses.

Integral Cost of Financing

Integral cost of financing for the three months ended March 31, 2002 and 2001, consisted of (in thousand of Mexican pesos):

		2002		2001		Increase (decrease)
Interest expense	Ps.	249,146	Ps.	283,418	Ps.	(34,272)
Restatement of investment units ("UDIs")		35,498		43,821		(8,323)
Interest income		(141,141)		(267,585)		126,444
Foreign exchange gain-net		(99,098)		(3,294)		(95,804)
Foreign exchange gain-hedged		24,333		-		24,333
Foreign exchange loss from forward contracts		-		47,621		(47,621)
Loss from monetary position - net		74,421		90,781		(16,360)
	Ps.	143,159	Ps.	194,762	Ps.	(51,603)

Integral cost of financing decreased to Ps. 143,159 thousand during the first quarter of 2002 from Ps. 194,762 thousand during 2001's comparable period, or 26.5%. This decrease reflects: a) a Ps. 34,272 thousand decrease in interest expense as a result of a reduction in interest rates during the three months ended March 31, 2002 as compared to the three months ended March 31, 2001; b) a Ps. 95,804 thousand increase in net foreign exchange gain, which was due to the 1.72% appreciation of the Mexican peso as compared to the U.S. dollar during the three months ended March 31, 2002 versus the 1.19% appreciation of the Mexican peso as compared to the U.S. dollar during the three months ended March 31, 2001, as well as an increase in net liability monetary position denominated in U.S. dollars in the first quarter of 2002 as compared to the first quarter of 2001; c) a Ps. 47, 621 thousand decrease in loss attributable to foreign exchange contracts outstanding during the three months ended March 31, 2001, which were settled in the fourth quarter of 2001; and d) a Ps. 16,360 thousand decrease in monetary loss primarily due to the reduction in net asset monetary position during the three months ended March 31, 2002 as compared to the three months ended March 31, 2001. This decrease was partially offset by: a) a Ps. 126,444 thousand decrease in interest income, primarily as a result of a reduction in interest rates during the three months ended March 31, 2002 as compared to the three months ended March 31, 2001, as well as a lower average amount of temporary investments during the first quarter of 2002 as compared to the first quarter of 2001; and b) a Ps. 24,333 thousand decrease in net foreign exchange gain during the three months ended March 31, 2002, which amount was credited to equity (accumulated other comprehensive loss), in connection with certain long-term U.S. dollar debt securities which are being hedged with the net U.S. dollar investment in Univision

effective March 1, 2002 -for additional information, see "Debt."

Restructuring and Non-recurring Charges

Restructuring and non-recurring charges amounted to Ps. 97,362 thousand in the first quarter of 2002. These charges principally relate to charges taken in connection with personnel layoffs in our Publishing segment and Internet business, as well as non-recurring charges in connection with the write-off of exclusive rights letters for soccer players.

Other Expense-Net

Other expense-net amounted to Ps. 148,756 thousand in the first quarter of 2002, as compared to Ps. 146,660 thousand in 2001's comparable period. Other expense-net for the first quarter of 2002 primarily reflects the amortization of goodwill, an allowance for doubtful non-trade accounts receivable and expenses for professional services in connection with corporate matters.

Equity in Losses of Affiliates

Equity in losses of affiliates increased to a loss of Ps. 97,186 thousand in the first quarter of 2002 from a loss of Ps. 64,362 thousand in 2001's comparable period. The increase primarily reflected an increase in the Company's equity losses of its Multi-Country DTH joint venture in Latin America, as well as an increase in equity losses in a minority interest in an Internet venture.

During 2001 and the first quarter of 2002, the Company's investment in Innova, its DTH joint venture in Mexico, represented a net liability position on its consolidated balance sheet. This net liability position represented losses recognized in excess of the Company's capital contributions and long-term loans to Innova, and was in excess of the outstanding long-term debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by the Company. Because of this net liability position, the Company discontinued the recognition of additional equity losses of Innova in 2001 and the first quarter of 2002. As of March 31, 2002, the Company's investment in Innova represented a net liability position in the amount of 844,028 thousand.

Discontinued Operations

On December 19, 2001, in connection with a series of transactions, the Company reached an agreement with Univision Communications Inc. ("Univision") to sell its Music Recording business in the United States and Latin America in exchange for 6,000,000 shares of Univision Class A Common Stock and warrants to purchase 100,000 shares of Univision Class A Common Stock (which expire in December 2017.) Accordingly, the results of operations of the Music Recording business and certain expenses incurred by the Company in conjunction with this disposition are reported as discontinued operations for all periods presented in the consolidated statements of income. The sale of the Company's Music Recording business was substantially completed in April 2002, and the gain on this disposition will be recognized by the Company as income from discontinued operations in the results of the second quarter of 2002. The quoted market price of the Univision's Common Stock at April 15, 2002, was U.S.$43.13 per share, and the carrying value of the consolidated net assets of the Company's Music Recording operations amounted to Ps. 526,890 thousand as of March 31, 2002.

Minority Interest

The Company's minority interest was Ps. 11,289 thousand for the first quarter of 2002, as compared to Ps. 21,833 thousand for 2001's comparable period. The decrease primarily reflects a net loss of the Company's radio business, which has been 50% owned by Grupo Prisa since October 2001, as well as a decrease in the net income of the Company's nationwide paging business, which is 49% owned by a subsidiary of Mobile Telecommunications Technologies Corp.

Net Income

In the first quarter of 2002, the Company had a ret income of Ps. 66,388 thousand compared to a net loss of Ps. 130,837 thousand in 2001's comparable period. The variance of Ps. 197,225 thousand is due principally to:

- an increase in operating income of Ps. 62,192 thousand;
- lower integral cost of financing of Ps. 51,603 thousand;
- a decrease in income taxes of Ps. 116,806 thousand;
- a reduction in the cumulative loss effect of accounting change of Ps. 70,396 thousand; and
- a decrease in minority interest of 10,544 thousand.

This variance was partially offset by an increase in restructuring and non-recurring charges of Ps. 12,509 thousand; an increase in other expense-net of Ps. 2,096 thousand; higher equity in losses of affiliates of Ps. 32,824 thousand; and an increase in loss from discontinued operations of Ps. 66,887 thousand.

RESULTS BY BUSINESS SEGMENT

The following tables set forth the net sales, EBITDA and operating income (loss) for each of the Company's business segments:

	Three months ended March 31, 2002	Three months ended March 31, 2001	% Change	Contribution to segment revenues
Net Sales				
Television Broadcasting	Ps. 2,720,966	Ps. 2,694,264	1.0%	61.2%
Programming for Pay Television	130,359	114,853	13.5%	2.9%
Programming Licensing	303,947	382,284	(20.5%)	6.8%
Publishing	294,844	331,682	(11.1%)	6.6%
Publishing Distribution	192,092	217,946	(11.9%)	4.3%
Cable Television	277,299	247,736	11.9%	6.2%
Radio	55,341	87,126	(36.5%)	1.3%
Other Businesses[1]	474,290	401,330	18.2%	10.7%
Segment Revenues	4,449,138	4,477,221	(0.6%)	100.0%
Intersegment Operations[2]	(101,724)	(98,918)	N/A	
Disposed Operations[3]	-	39,602	-	
Consolidated Revenues	**Ps. 4,347,414**	**Ps. 4,417,905**	**(1.6%)**	

	Three Months Ended March 31, 2002	Margin	2001	Margin	% Change
EBITDA					
Television Broadcasting[4]	Ps. 930,620	34.2%	Ps. 846,686	31.4%	9.9%
Programming for Pay Television	23,214	17.8%	14,349	12.5%	61.8%
Programming Licensing	38,048	12.5%	111,145	29.1%	(65.8%)
Publishing	26,598	9.0%	34,080	10.3%	(22.0%)
Publishing Distribution	3,295	1.7%	10,058	4.6%	(67.2%)
Cable Television	89,988	32.5%	65,395	26.4%	37.6%
Radio	887	1.6%	32,764	37.6%	(97.3%)
Other Businesses[1]	(5,263)	(1.1%)	(53,117)	(13.2%)	N/A
Corporate expenses	(32,932)	(0.7%)	(34,727)	(0.8%)	N/A
Segment EBITDA	1,074,455	24.1%	1,026,633	22.9%	4.7%
Disposed Operations[3]	-	-	(17,266)	-	-
Consolidated EBITDA	**Ps. 1,074,455**	**24.7%**	**Ps. 1,009,367**	**22.8%**	**6.4%**

[1] Includes *En Vivo* operations.

[2] Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

[3] Disposed operations primarily reflects the results of operations of Merkatel and programming costs related to ECO.

[4] Includes fixed costs of ECO that were absorbed by the national news division in the Television Broadcasting segment, representing Ps.80,112 thousand in the first quarter of 2001.

		Three Months Ended March 31,				
		2002	Margin	2001	Margin	% Change
Operating Income (Loss)						
Television Broadcasting[1]	Ps.	719,783	26.5%	Ps. 632,571	23.5%	13.8%
Programming for Pay Television		13,213	10.1%	5,327	4.6%	148.0%
Programming Licensing		34,944	11.5%	108,155	28.3%	(67.7%)
Publishing		19,938	6.8%	25,003	7.5%	(20.3%)
Publishing Distribution		95	0.0%	6,778	3.1%	(98.6%)
Cable Television		61,152	22.1%	40,816	16.5%	49.8%
Radio		(2,604)	(4.7%)	27,641	31.7%	N/A
Other Businesses[2]		(80,088)	(16.9%)	(121,096)	(30.2%)	N/A
Corporate expenses		(32,932)	(0.7%)	(34,727)	(0.8%)	N/A
Segment Operating Income		733,501	16.5%	690,468	15.4%	6.2%
Disposed Operations[3]		-	-	(19,159)	-	-
Consolidated Operating Income	**Ps.**	**733,501**	**16.9%**	**Ps. 671,309**	**15.2%**	**9.3%**

[1] Includes fixed costs of ECO that were absorbed by the national news division in the Television Broadcasting segment, representing Ps.80,112 thousand in the first quarter of 2001.

[2] Includes *En Vivo* operations.

[3] Disposed operations primarily reflects the results of operations of Merkatel and programming costs related to ECO.

Television Broadcasting

The increase in Television Broadcasting sales of 1.0% was consistent with guidance provided by the Company in February 2002.

Television Broadcasting operating income increased 13.8% as a result of higher sales and a decrease in cost of sales due to lower costs related to telenovelas and sitcoms, as well as lower operating expenses due to more efficient production procedures. This increase was partially offset by costs related to the transmission of the 2002 Winter Olympic Games, "La Copa de Oro" and the recently launched reality television show "Big Brother."

Programming for Pay Television

The increase in Programming for Pay Television sales of 13.5% was due to higher revenues from programs sold to pay television systems in Mexico and Spain. This increase was partially offset by lower revenues from programs sold in Latin America.

Programming for Pay Television operating income increased 148.0% to Ps. 13,213 thousand in the first quarter of 2002 from Ps. 5,327 thousand in 2001's comparable period due to higher revenues, and was partially offset by higher signal costs.

Programming Licensing

The decrease in Programming Licensing sales of 20.5% was due to the translation effect on foreign currency denominated sales of Ps.40,712 thousand, as well as lower revenues from programming exports to Latin America, Asia and Africa. Royalties paid to the Company by Univision under the Univision Program Licensing Agreement amounted to U.S.$ 16,750 thousand in the first quarter of 2002, reflecting sales from the Univision and Galavision networks. Under this agreement, Televisa will receive an additional 3%, on an incremental basis, in December 2002. Beginning in 2003, we will receive 12% royalties from the Telefutura network, as well, under the recent agreement with Univision.

Programming Licensing operating income decreased Ps. 73,211 thousand, reflecting lower revenues and higher selling expenses due to higher provision for doubtful trade accounts, principally in Peru and Argentina.

Publishing

Publishing sales decreased 11.1% to Ps. 294,844 in the first quarter of 2002 from Ps. 331,682 thousand in 2001's comparable period. The decrease is due to the negative translation effect on foreign currency denominated sales, affecting our sales abroad, representing Ps. 12,855 thousand, lower magazines sold in the domestic market and a lower number of advertising pages sold. This decrease was partially offset by higher magazines sold abroad, primarily in the U.S. due to the launch of the Latin American edition of "Maxim en Español," which is now in its third edition. During the first quarter of 2002, the Company's revenues from sales in the U.S. increased 17.2%.

Publishing operating income decreased by 20.3%, reflecting lower sales, partially offset by lower costs for paper and lower operating expenses.

Publishing Distribution

The decrease in Publishing Distribution sales of 11.9% was due primarily to lower magazine sales in the domestic market and the negative translation effect on foreign currency denominated sales representing Ps. 6,804 thousand. This decrease was partially offset by an increase in the distribution of magazines published by third parties, as well as an increase in the distribution of certain products abroad (primarily telephone cards and tax return forms).

Publishing Distribution operating income decreased by Ps. 6,683 thousand primarily as a result of lower sales and higher selling expenses.

Cable Television

Cable Television sales increased 11.9% in the first quarter of 2002 as compared to the first quarter of last year. Cable Television subscribers decreased in comparison with the fourth quarter of 2001 as a result of a 23% rate increase in the basic service package, a 10% average rate increase in the digital service package and a weaker economic environment. Basic subscribers totaled 442,000 and digital subscribers 74,400 in the first quarter of 2002.

Cable Television operating income increased 49.8% year over year due to higher sales and lower operating expenses. This increase was partially offset by higher signal costs due to the launch of 6 new channels in the basic service package.

On April 11, 2002, América Móvil sold all of its 49% equity interest in our Cable Television business through a secondary public offering of CPOs in Mexico. 132,472,480 CPOs were offered at Ps. 15.0 per CPO. Each CPO represents financial interests in, and limited voting rights with respect to two Series A Shares and one Series B Share of Cablevisión. Cablevisión's CPOs are currently trading on the Mexican Stock Exchange under the ticker "CABLE". Grupo Televisa owns the remaining 51% of the Company.

Radio

Radio sales decreased 36.5% in the first quarter of 2002 due to lower advertising time sold, reflecting the difficult economic environment that is adversely affecting the Mexican radio industry. This segment is currently in a transitional period, as we integrate Grupo Prisa's management into its operations and implement the necessary structural changes to rebuild our radio business.

Radio operating income decreased Ps. 30,245 thousand reflecting the reduction in revenues.

Other Businesses

The increase in Other Businesses sales of 18.2% was primarily due to higher sales from sporting events, feature film productions and our live entertainment enterprise, *En Vivo*. This increase was partially offset by lower revenues from both the nationwide paging and dubbing businesses.

Other Businesses operating loss decreased to a loss of Ps. 80,088 thousand due primarily to higher sales, a reduction in cost of sales and lower operating expenses primarily in our Internet division, after a 61% reduction in headcount in this division.

On April 10, 2002, Televisa and Clear Channel Entertainment announced that our joint live entertainment venture will pursue worldwide tours of Spanish-speaking artists and other live events primarily targeting Spanish-speaking audiences. In connection with this joint venture, Televisa acquired 50%, of Cardenas-Fernandez & Associates Inc. (CFA), the leading Hispanic event producer in the U.S. and Caribbean. Clear Channel owns the other 50%.

From March to September 2002, this joint venture intends to present "La Máquina Musical Miller Lite" a state-of-the-art mobile concert venue featuring the best Latin music. The tour will perform 20 shows in 12 of the top U.S. Hispanic markets including Miami, New York, Houston, Chicago and Los Angeles. Nearly a quarter million fans are expected to participate in this unique musical experience, which represents one of Miller Brewing Company's largest investments in Latin musical entertainment. Top Latin artists such as *Lupillo Rivera* and *Rieleros del Norte* will perform as the mobile venue winds its way across the U.S.

DIRECT TO HOME SATELLITE SERVICES

Sky

The Company's Direct to Home Satellite Service ("DTH") continues to achieve subscriber growth under highly competitive market conditions and in the midst of an economic slowdown. During the quarter ended March 31, 2002, Innova added approximately 9,300 net new customers to its gross active subscriber base. Gross active subscribers increased 1.3% from 692,000 as of December 31, 2001 to approximately 701,300 as of March 31, 2002. The gross active subscriber base as of March 31, 2002 represents an 8.7% increase, or a net gain of approximately 56,400 gross active subscribers, since March 31, 2001. Net subscriber additions during the first quarter were higher than the previous quarter, but lower as compared to the first quarter of 2001 as a result of the slowdown of the Mexican economy, the negative impact of the new tax of 10% on telecommunication services and the cancellation of subscribers whose antennas were not re-pointed to the new satellite PAS 9 and were not paying for the services.

Net revenues for the first quarter increased to Ps. 864.8 million, or 18%, as compared to the same period last year. This increase is primarily due to the growth of the subscriber base. Cost of sales decreased by Ps. 77.8 million, or 23%, to Ps. 256.8 million for the first quarter of 2002 from Ps. 334.6 million during the same period last year. Total operating expenses during the first quarter of 2002 increased by Ps. 49.3 million, or 16%, as compared to the same period of 2001, mainly due to higher marketing expenses related to free special events offered to subscribers. For the first quarter of 2002 EBITDA improved to Ps. 252.3 million, as compared to Ps. 90.5 million for the same period of 2001. Consequently, EBIT improved by Ps. 157.7 million to Ps. 17.8 million in the first quarter of 2002 fom a loss of Ps. 139.9 million for the first quarter of 2001.

OTHER RELATED INFORMATION

Capital Expenditures, Acquisitions and Investments

In the first quarter of 2002, the Company invested approximately U.S.$ 22.9 million in property, plant and equipment as capital expenditures for the acquisition of technical, transmission and computer equipment, of which approximately U.S.$ 7.2 million is related to Cablevisión. Additionally, in the first quarter of 2002 the Company invested U.S.$ 23.8 million in its DTH ventures (U.S.$ 17.7 million in Mexico in the form of long-term loans and U.S.$ 6.1 million in South America).

Debt

As of March 31, 2002, the Company's long-term debt amounted to Ps. 12,849,091 thousand, and its current debt was Ps. 326,003 thousand, as compared to Ps. 11,266,516 thousand and Ps. 331,572 thousand, respectively, as of March 31, 2001.

On March 11, 2002, the Company issued U.S.$300 million 30-year Senior Notes with a coupon rate of 8.50% and were priced at 99.431% for a yield to maturity of 8.553%, or 305 basis points over a comparable U.S. Treasury bond. The Senior Notes mature on March 11, 2032. The transaction was priced at a record 47.3 basis points above the yield on the UMS 2031 sovereign benchmark security. A portion of the proceeds from the Senior Notes were used to refinance approximately U.S.$276 million of indebtedness outstanding under a one-year bridge loan, into which the Company entered in December 2001 to finance, in part, a U.S.$375 million equity investment in Univision. Importantly, with this transaction, Grupo Televisa became the first Mexican company to issue 30-year Senior Notes, demonstrating the strength of its financial profile.

An analysis of the percentage components of the Company's total debt by maturities and the currency in which it is denominated, shows that over 70% of our debt is due after 2005:

Maturities	As of March 31, 2002
	%
2002-2003	10.0
2004-2005	18.5
2006-2010	30.5
2011-2032	41.0
	100.0
Currency	
Pesos	30.6
Dollars	68.0
Other	1.4
	100.0

Effective March 1, 2002, the Company designated its investment in shares of Univision as an effective hedge of its U.S.$300 million Senior Notes due in 2011 and its U.S.$ 300 million Senior Notes due in 2032. Consequently, during the term of the hedge, any foreign exchange gain or loss attributable to this U.S. dollar long-term debt, which is hedged by the Company's net investment in shares of Univision, will be credited or charged directly to equity (accumulated other comprehensive loss).

Television Ratings and Market share

National urban ratings and audience share data produced by IBOPE certify that Television Broadcasting **ratings** and **market share** substantially increased in the first quarter of 2002 as compared to the fourth quarter of 2001. During the first quarter of 2002, total Televisa audience share increased to 69.8% in prime time; 71.6% in 16:00 to 23:00; and 74.1% in sign-on to sign-off.

In the first quarter of 2002, we aired 95 of the 100 most popular programs. Channel 2 continues to be the leader in Mexican Television largely due to the success of the following telenovelas: "Salomé," "El Manantial" and "El Juego de la Vida." On March 3, 2002, Televisa launched the first reality television show in Mexico. "Big Brother" has positioned itself as one of the most popular shows in the 18-34 year demographic in less than two months on the air with an average audience share of 41.4% on the Wednesday night program.

Outlook for 2002

We expect Television Broadcasting revenues to increase in the low teen double digit range for the second quarter of 2002, due to the additional revenue generated by the 2002 World Cup and a slight improvement in the advertising market.

We expect costs to be stable in 2002 compared with last year.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 1. Description of Business - Cautionary Statement" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially for those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller / Robert Malin
The Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999

GRUPO TELEVISA, S. A.
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND DECEMBER 31, 2001
(Thousands of Mexican pesos in purchasing power as of March 31, 2002)

ASSETS

	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Current:		
Available:		
Cash	Ps. 917,972	Ps. 492,361
Temporary investments	6,325,604	5,210,033
	7,243,576	5,702,394
Trade notes and account receivable-net	5,465,571	8,889,357
Other accounts and notes receivable-net	947,349	913,633
Due from affiliated companies-net	412,558	417,431
Transmission rights, programs, films and production talent advances	4,069,541	4,107,182
Inventories	524,786	539,831
Other current assets	637,756	578,689
Current assets of discontinued operations	648,967	699,783
Total current assets	19,950,104	21,848,300
Transmission rights, programs and films	3,614,697	3,484,771
Investments	1,229,615	4,060,259
Property, plant and equipment-net	12,942,713	13,097,423
Goodwill and trademarks-net	5,534,666	2,928,505
Deferred costs-net	2,654,728	2,691,668
Other assets	588,500	662,543
Non-current assets of discontinued operations	42,774	39,165
Total assets	Ps. 46,557,797	Ps. 48,812,634

GRUPO TELEVISA, S. A.
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND DECEMBER 31, 2001
(Thousands of Mexican pesos in purchasing power as of March 31, 2002)

LIABILITIES	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
Current:		
Current portion of long-term debt	Ps. 326,003	Ps. 339,403
Trade accounts payable	1,999,897	2,121,025
Taxes payable	202,562	274,088
Accrued interest	223,975	211,083
Other accrued liabilities	693,495	506,754
Current liabilities of discontinued operations	164,851	172,464
Total current liabilities	3,610,783	3,624,817
Long-term:		
Long-term debt	12,849,091	12,995,867
Other long-term liabilities	575,349	462,704
Total long-term liabilities	13,424,440	13,458,571
Deferred credits:		
Customer deposits and advances	8,902,833	10,949,353
Other liabilities:		
Deferred taxes	1,616,665	1,755,872
Pension plans and seniority premiums	31,982	37,862
	1,648,647	1,793,734
Total liabilities	27,586,703	29,826,475
STOCKHOLDERS' EQUITY		
Contributed capital:		
Capital stock, no par value:		
Authorized and issued	7,302,161	7,302,161
Repurchased	(228,766)	(228,766)
Outstanding	7,073,395	7,073,395
Additional paid-in capital	207,212	207,212
	7,280,607	7,280,607
Earned capital:		
Legal reserve	1,067,369	1,067,369
Reserve for repurchase of shares	5,291,031	5,291,031
Unappropiated earnings	9,877,021	8,512,868
Accumulated other comprehensive loss	(5,595,464)	(5,519,078)
Net (loss) income for the period	66,388	1,364,153
	10,706,345	10,716,343
Total majority interest	17,986,952	17,996,950
Minority interest	984,142	989,209
Total stockholders´ equity	18,971,094	18,986,159
Total liabilities and stockholders´ equity	Ps. 46,557,797	Ps. 48,812,634

GRUPO TELEVISA, S. A.
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(Thousands of Mexican pesos in purchasing power as of March 31, 2002)

	Three months ended March 31, 2002 (Unaudited)	2001 (Unaudited)
Net sales	Ps. 4,347,414	Ps. 4,417,905
Cost of sales	2,604,580	2,686,184
Gross profit	1,742,834	1,731,721
Operating expenses:		
Selling	346,643	364,896
Administrative	321,736	357,458
	668,379	722,354
EBITDA*	1,074,455	1,009,367
Depreciation and amortization	340,954	338,058
Operating income	733,501	671,309
Integral cost of financing:		
Interest expense	249,146	283,418
Restatement of investment units (UDIs)	35,498	43,821
Interest income	(141,141)	(267,585)
Foreign exchange (gain) loss -net	(74,765)	44,327
Loss from monetary position - net	74,421	90,781
	143,159	194,762
Restructuring and non-recurring charges	97,362	84,853
Other expense-net	148,756	146,660
Income before taxes	344,224	245,034
Income tax and assets tax - current	269,507	285,347
Employees´ profit sharing - current	7,338	6,193
Deferred income taxes	(162,588)	(60,477)
	114,257	231,063
Income before equity in results of affiliates, discontinued operations, cumulative effect of accounting change and minority interest	229,967	13,971
Equity in losses of affiliates	(97,186)	(64,362)
(Loss) income from discontinued operations -net	(55,104)	11,783
Cumulative loss effect of accounting change -net	-	(70,396)
Minority interest	(11,289)	(21,833)
Net income (loss)	Ps. 66,388	Ps. (130,837)

(*) EBITDA is defined as operating income before depreciation and amortization.

GRUPO TELEVISA, S. A.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2001 AND 1ST. QUARTER 2002
(SIGN-ON TO SIGN-OFF – 6:00 AM TO MIDNIGHT) (1) MONDAY TO SUNDAY

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2001	**Jan**	**Feb**	**Mar**	**1st Q**
Channel 2																	
Rating	13.4	12.8	12.6	12.2	12.0	11.4	11.6	11.4	12.1	12.7	12.1	10.8	12.1	**12.8**	**12.3**	**11.6**	**12.2**
Share (%)	34.6	33.6	32.7	31.8	32.4	31.1	31.0	30.8	31.3	31.7	30.8	29.5	31.8	**33.2**	**32.5**	**30.8**	**32.1**
Total Televisa (2)																	
Rating	28.7	28.5	28.9	28.3	27.2	26.5	27.5	26.6	27.6	28.8	28.4	26.5	27.8	**28.2**	**28.1**	**28.3**	**28.2**
Share (%)	74.1	74.8	75.0	74.1	73.7	72.1	73.2	71.5	71.2	71.7	72.0	72.6	73.0	**73.0**	**74.2**	**75.0**	**74.1**

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2001 AND 1ST. QUARTER 2002
(4:00 PM TO 11:00PM) (1) MONDAY TO SUNDAY

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2001	**Jan**	**Feb**	**Mar**	**1st Q**
Channel 2																	
Rating	21.7	20.6	19.7	18.3	18.1	17.1	17.7	17.4	17.5	19.0	18.5	16.5	18.5	**20.0**	**18.9**	**17.3**	**18.7**
Share (%)	37.2	36.0	34.9	33.6	33.8	32.4	32.4	32.1	31.3	32.9	32.3	31.1	33.3	**35.0**	**34.2**	**31.4**	**33.6**
Total Televisa (2)																	
Rating	42.2	41.9	41.6	39.2	38.2	36.8	38.7	36.6	38.1	39.8	39.5	36.7	39.1	**40.1**	**39.8**	**39.8**	**39.9**
Share (%)	72.4	73.4	73.4	71.9	71.4	69.8	70.9	67.8	68.2	68.8	68.7	69.0	70.5	**70.3**	**71.9**	**72.5**	**71.6**

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 2001 AND 1ST. QUARTER 2002
(TELEVISA PRIME TIME–7:00 PM TO 11:00P.M.)(1) (3) MONDAY TO FRIDAY

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	2001	**Jan**	**Feb**	**Mar**	**1st Q**
Channel 2																	
Rating	27.4	25.0	23.7	21.9	22.9	20.8	21.2	21.6	23.4	23.8	22.7	20.8	22.9	**24.5**	**23.7**	**21.1**	**23.1**
Share (%)	40.9	38.5	36.5	35.6	37.8	34.9	34.4	35.5	36.1	36.0	34.2	34.1	36.2	**37.2**	**36.8**	**33.4**	**35.8**
Total Televisa (2)																	
Rating	50.1	49.2	48.7	44.7	43.5	41.6	43.1	41.2	44.0	44.4	43.9	39.7	44.5	**44.9**	**44.9**	**45.0**	**44.9**
Share (%)	74.8	75.6	75.0	72.7	72.0	69.7	70.1	67.7	67.9	67.3	66.3	65.2	70.4	**68.1**	**69.9**	**71.3**	**69.8**

NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, In Mexico City, Guadalajara, Monterrey and 24 other cities with a population over 400,000. "Ratings" for a period refers to the number of television sets tuned into a television channel as a percentage of the total number of all television households and "audience share" means the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 are generally broadcast in 10 of the 26 cities other than Mexico City that are covered by national surveys, and programming on Channel 9 affiliates are broadcast in 22 of such cities.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates.